KludeIn I Acquisition Corp.

1096 Keeler Avenue

Berkeley, CA 94708

VIA EDGAR

January 17, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn Mr. Matthew Crispino

Re:	Re: KludeIn I Acquisition Corp.
Amendment No. 5 to Registration Statement on Form S-4
Filed December 28, 2022
File No. 333-265952

Dear Mr. Crispino

KludeIn I Acquisition Corp. (the “Company,” “KludeIn”) “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on January 5, 2023, regarding the Amendment No. 5 to Registration Statement on Form S-4 submitted to the Commission on December 28, 2022. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 5 to Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus

Extensions, page 15

1.	We note your response to prior comment 2. Please revise your disclosure in this section to reflect the substance of your response, including the reason you sought the Extension Funds.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on page 9.

Certain Projected Financial Information, page 139

2.	We note the chart on page 140 showing the key elements of the Second Updated Projections. Please revise to include the initial financial projections and the First Updated Projections. Supplement this disclosure by also explaining the material differences between these different sets of projections, such as the different assumptions used.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on page 140.

Unaudited Pro Forma Condensed Combined Financial Information

Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of

September 30, 2022, page 187

3.	We note your response to prior comment 1. Please revise pro forma footnote (7) to clarify that $56 million has been drawn down under the $100 million Financing Agreement and that Near anticipates drawing down an additional $15 million at Closing.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on page 188.

Near Intelligence Holdings Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 22. Commitments and Contingencies, page F-128

4.	We note your revised disclosures and response to prior comment 10 where you state that the company “does not believe” the amount of loss can be “reasonably estimated.” Please further revise to state whether or not you believe there is at least a reasonable possibility that a loss may have been incurred and if so, disclose the amount of such loss or range of loss or state, if true, that such an estimate cannot be made.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on pages 223-224 and F-129.

****

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Benjamin Reichel at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Mini Krishnamoorthy
Mini Krishnamoorthy, Chief Financial Officer of KludeIn I Acquisition Corp.

cc:	Ellenoff Grossman & Schole LLP

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